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				Filed Pursuant to Rule 424(b) (5)
    Registration Statement No. 33-52663


PRICING SUPPLEMENT NO 8, DATED JANUARY 12, 1998
(TO PROSPECTUS SUPPLEMENT AND PROSPECTUS,
EACH DATED NOVEMBER 23, 1994)

SOUTHERN CALIFORNIA GAS COMPANY
Medium-Term Notes
Due 9 Months or More From Date of Issue


Principal Amount of Notes:		$25,000,000
Price to Public:                        $25,000,000
Net Proceeds to Company:                $24,875,000
Trade Date:				January 12, 1998
Settlement Date (Original Issue Date):	January 15, 1998
Interest Rate:				5.67%
Interest Payment Dates:                 March 1 and September 1
Regular Record Dates:                   February 15 and August 15
                                        next preceding each Interest
                                        Payment Date
Day Count Convention:                   30/360
Stated Maturity:                        January 18, 2028
Optional Repayment Provisions:  Subject to repayment, in whole or in part, on January 15, 2003,
                                at the option of the
                                Holders at a repayment price equal
                                to 100% of the principal amount,
                                together with accrued and unpaid
                                interest to the date of repayment,
                                as described below under
                                "Repayment at Option of Holders."

Optional Redemption Provisions:         None
Name of Agent:                          BancAmerica Robertson Stephens
Agent Capacity:                         Agent
Agent's Commission:		        0.50%
CUSIP Number:                           84243 QAH6

Book-Entry Notes. The Notes (such term and other capitalized terms used but not defined have the meanings ascribed to them in the Prospectus Supplement) that are the subject of this Pricing Supplement will be issued as Book-Entry Notes.

Repayment at Option of Holders. The Notes offered by this Pricing Supplement are subject to repayment, in whole or in part (in increments of $1,000 in principal amount), on January 15, 2003 (the
"Optional Repayment Date") at the option of the Holders thereof, at a repayment price equal to 100% of the principal amount of the Notes (or portions thereof) to be repaid, together with accrued and unpaid interest thereon to the date of repayment. For any Note offered by this Pricing Supplement to be repaid in whole or in part at the option

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of the Holder thereof, such Note must be received by the Trustee, together with the form entitled "Option to Elect Repayment" appearing on such Note duly completed, at the Trustee's office maintained for such purpose, currently located at 111 Wall Street, 5th Floor, Corporate Trust Services, Attention: Issuance and Transfer, New York, New York 10043, not more than 60 nor less than 30 days prior to the Optional Repayment Date. Exercise of such repayment option by the Holder shall be irrevocable.


	The Notes offered by this Pricing Supplement will be issued as Book-Entry Notes and will be represented by one or more Global Securities. Only the Depositary may exercise the repayment option in respect of Global Securities representing Book-Entry Notes. Accordingly, beneficial owners ("Beneficial Owners") of interests in Global Securities that desire to have all or any portion of the Book-Entry Notes represented by such Global Securities repaid must instruct the Participant through which they own their interests to direct the Depositary to exercise the repayment option on their behalf by delivering the Global Securities and a duly completed election form to the Trustee as aforesaid. In order to ensure that such Global Securities and election form are received by the Trustee on a particular day, the applicable Beneficial Owner must so instruct the Participant through which it owns its interest before such Participant's deadline for accepting instructions for that day. Different firms may have different deadlines for accepting instructions from their customers. Accordingly, Beneficial Owners should consult the Participants through which they own their interests for the respective deadlines for such Participants. All instructions given to Participants by Beneficial Owners of Global Securities relating to the option to elect repayment shall be irrevocable. In addition, at the time such instructions are given, each such Beneficial Owner shall cause the Participant through which it owns its interest to transfer such Beneficial Owner's interest in the Global Securities representing the related Book-Entry Notes, on the Depositary's records, to the Trustee. The foregoing discussion with respect to procedures for effecting repayment of Book-Entry Notes supplements the discussion set forth under "Description of the Notes-Redemption and Repayment-Repayment at the Option of the Holders" in the Prospectus Supplement referred to above and supersedes the discussion in the second paragraph under such caption.


		On October 7, 1997, the Company appointed BancAmerica Robertson Stephens as an additional Agent (as defined in the Prospectus Supplement referred to above) for purposes of the offering of the Medium-Term Notes. Accordingly, all references in the Prospectus Supplement to the "Agents" shall include BancAmerica Robertson Stephens unless otherwise expressly stated or the context otherwise requires.

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SUPPLEMENTAL DISCUSSION OF CERTAIN UNITED STATES
FEDERAL INCOME TAX CONSIDERATIONS


	The following discussion reflects certain changes in laws and regulations affecting United
States federal income tax matters. It supplements and, in the cases indicated below, supersedes portions of the discussion set forth in the accompanying Prospectus Supplement under the caption "Certain United States Federal Income Tax Considerations." This discussion should be read in conjunction with, and is qualified in its entirety by reference to, the discussion appearing in the accompanying Prospectus Supplement under the caption "Certain United States Federal Income Tax Considerations." Capitalized terms used in this discussion and not defined in this Pricing Supplement have the respective meanings set forth in the accompanying Prospectus Supplement.

		Definition of U.S. Person. As the result of certain changes effected by the Taxpayer Relief Act of 1997, the following definition of "U.S. Holder" supersedes and replaces the definition of that term appearing in the accompanying Prospectus Supplement. The term "U.S.
Holder" means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United
States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (iii) an estate whose income is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United
States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.
Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons under the United States Internal Revenue Code of 1986, as amended (the "Code"), and applicable Treasury regulations thereunder prior to such date, that elect to continue to be treated as United States persons under the Code or applicable Treasury regulations thereunder also will be U.S. Holders.

		Variable Notes. The following discussion supersedes, to the extent inconsistent therewith, the discussion of "qualified floating rates" appearing under the caption "Certain United States Federal
Income Tax Considerations -- U.S. Holders -- Original Issue Discount" in the accompanying Prospectus Supplement. Final Treasury regulations
(the "Final Regulations") promulgated on June 11, 1996 changed several of the rules pursuant to which Floating Rate Notes and Indexed Notes ("Variable Notes") would be classified as "variable rate debt instruments." Under the Final Regulations, a variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than 0.65 but not more than 1.35 will constitute a qualified floating rate. A variable rate equal to the product of a qualified

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floating rate and a fixed multiple that is greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate, will also constitute a qualified floating rate.

		The Final Regulations also defined an "objective rate" as a rate that is not itself a qualified floating rate but which is determined using a single fixed formula and that is based on objective financial or economic information. A rate will not qualify as an objective rate if it is based on information that is within the control of the issuer (or a related party) or that is unique to the circumstances of the issuer (or a related party), such as dividends, profits, or the value of the issuer's stock (although a rate does not fail to be an objective rate merely because it is based on the credit quality of the issuer).


		If a Variable Note qualifies as a "variable rate debt instrument" under the Final Regulations and if the interest on such
Note is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually, then all stated interest on the Variable Note will constitute qualified stated interest and will be taxed accordingly. The amount of qualified stated interest and the amount of original issue discount, if any, that accrues during an accrual period on such a Variable Note is determined under the rules applicable to fixed rate debt instruments by assuming that the variable rate is a fixed rate equal to (i) in the case of a qualified floating rate or qualified inverse floating rate, the value, as of the issue date, of the qualified floating rate or qualified inverse floating rate, or (ii) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the Variable Note. The qualified stated interest allocable to an accrual period is increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period pursuant to the foregoing rules.

		If a Variable Note does not qualify as a "variable rate debt instrument" under the Final Regulations, then the Variable Note would be treated as a contingent payment debt obligation. In general, the Final Regulations would cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of current United States Federal income tax law.
Specifically, the Final Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as such interest accrues based upon a projected payment schedule. In general, under the Final Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument will be treated as ordinary income and all or a portion of any loss realized could be

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treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The Final Regulations apply to contingent payment debt instruments issued on or after August 13, 1996.

		Market Discount and Premium. A U.S. Holder may elect to include market discount in income (or amortize premium where applicable) currently as it accrues (on either a ratable or semiannual compounding basis). Such an election will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the Internal Revenue Service.


		Disposition of a Note. The Taxpayer Relief Act of 1997 reduces the maximum rates on long-term capital gains recognized on capital assets held by individual taxpayers for more than eighteen months as of the date of disposition (and would further reduce the maximum rates on such gains in the year 2001 and thereafter for certain individual taxpayers who meet specified conditions). Prospective investors should consult their own tax advisors concerning these tax law changes.

		New Withholding Regulations. On October 6, 1997, the United States Treasury Department issued new regulations (the "New Withholding Regulations") which make certain modifications to the withholding, backup withholding and information reporting rules. The New
Withholding Regulations attempt to unify certain requirements and modify reliance standards. The New Withholding Regulations will generally be effective for payments made after December 31, 1998, subject to certain transition rules. Prospective investors should consult their own tax advisors concerning these tax law changes.